May 25, 2007

Juhsani Taskinen
Princeton Security Technologies, Inc.
303C College Road East
Princeton, New Jersey 05840

Re: Princeton Security Technologies, Inc.
       Form SB-2
       File No. 333-141482
       Amendment No. 1
       Filed May 10, 2007

Dear Mr. Taskinen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prior comment refers to our letter dated April 18, 2007.

Executive Compensation, page 23

Outstanding Equity Awards at Fiscal Year End, page 23

1.   Please reconcile the option exercise figure in the paragraph immediately below the table with the exercise figures in the table.

Directors Compensation, page 24

2.   Please complete the "all other compensation" entry for Mr. Taskinen to be consistent with the Summary Compensation Table.

Possible Sale of Common Stock under Rule 144, page 26

3.   We note your reference to the weekly trading volume. Given that your shares are not listed on an exchange, and your intent to apply for listing on the Over-the-Counter Bulletin Board, please revise your disclosure to be consistent with question and answer 113.02 in the April 2, 2007 interpretations regarding rule 144 available on our web site at http://www.sec.gov/divisions/corpfin/guidance/rule144interp.htm.

4.   Please specify the date(s) in 2007 when you expect outstanding shares will eligible for sale, and the relationship of this public offering to such eligibility.

Financial Statements, page F-1

5.   Please refer to prior comment 37 in our letter dated April 18, 2007. Tell us when you expect to file your updated financial statements.

Consolidated Balance Sheets, page F-2

6.   Please refer to prior comment 40 in our letter dated April 18, 2007. We note you revised your financial statements to present the disposition of your PGTI business segment as discontinued operations. Please tell us how (if at all) the guidance in paragraph 42 of SFAS 144 and EITF 03-13 impact your accounting requirements for the disposition. Also, revise your financial statements as necessary to comply with paragraph 46 of SFAS 144 which requires assets and liabilities of a disposal group classified as held for sale to be presented separately in the asset and liability sections, respectively, of your statement of financial position.

Consolidated Statement of Cash Flow, pages F-5 and F-13

7.	Please refer to prior comment 40 in our letter dated April 18, 2007. We believe your presentation of cash flows related to discontinued operations is inconsistent with SFAS 95 because (A) your use of the indirect method of determining cash flows from operating activities begins with net loss from continuing operations rather than net loss as required by SFAS 95, paragraph 28; and (B) you present the combined operating, investing, and financing cash flows of discontinued operations as a single amount in cash flows from investing activities rather than classifying discontinued operations cash flows by activity – operating, investing, and financing - as required by SFAS 95, paragraph 26.

- Please change your presentation to address the points noted above to comply with SFAS 95.
- Please make specific and prominent footnote disclosure to the effect that the company has separately disclosed the operating, investing and financing portions of the cash flows attributable to discontinued operations, which in prior periods were reported on a combined basis as a single amount.

Notes to Financial Statements, page F-6

Recently Issued Accounting Pronouncements, page F-7

8.	Please refer to prior comment 39 in our letter dated April 18, 2007. Please delete references to the adoption of SFAS 148 in your SAB 74 disclosures or tell us why they are necessary.

Exhibits, page 33

9.	Refer to prior comment 45. Please confirm that you will file any other offering documents, such as a subscription agreement, by amendment.

* * * * * * * * *

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional

Juhsani Taskinen
Princeton Security Technologies, Inc.
May 25, 2007
Page 4

comments after reviewing your amendment and responses to our comments.

        You may contact Dennis Hult at (202) 551-3618 or Jay Webb at (202) 551 3603 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Morris at (202) 551-3601 or me at (202) 551-3646 with any other questions.

                                        Sincerely,

                                        Eduardo Aleman
                                        Attorney Adviser

cc.   Victor D. Schwarz
        VIA TELEFAX 801-685-0949